Exhibit 5




July 13, 1995


To: Persons Acquiring Shares of $1.00 Par Value Frontier Corporation Common Stock in Connection with that Certain Agreement and Plan of Merger dated as of April 9, 1995, among Frontier Corporation, Frontier Subsidiary One, Inc. and ALC Communications Corporation Pursuant to a Certain Registration Statement on Form S-4 dated July 13, 1995.

I am the Corporate Counsel of Frontier Corporation, the registrant pursuant to the above-referenced registration statement. In my opinion, the shares of Common Stock are, and when issued and sold as described in such registration statement will be, legally issued, fully paid and non-assessable shares of Common Stock, par value $1.00, of Frontier
Corporation.

I hereby consent to the inclusion of this opinion as an Exhibit to the Registration Statement on Form S-4 of Frontier Corporation referred to above.

Sincerely yours,

/s/ Helen A. Zamboni

Helen A. Zamboni
Corporate Counsel